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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2[17 CFR 270.17f-2]


________________________________________________________________________________
1. Investment Company Act File Number:             Date examination completed:

   811-4146                                        August 9, 1999

________________________________________________________________________________
2. State identification Number:

  AL                 AK          AZ          AR            CA          CO
  CT                 DE          DC          FL            GA          HI
  ID                 IL          IN          IA            KS          KY
  LA                 ME          MD          MA            MI          MN
  MS                 MO          MT          NE            NV          NH
  NJ                 NM          NY          NC            ND          OH
  OK                 OR          PA          RI            SC          SD
  TN                 TX          UT          VT            VA          WA
  WV                 WI          WY          PUERTO RICO
  Other (specify):

________________________________________________________________________________
3. Exact name of investment company as specified in registration statement:

   Manufacturers Investment Trust
________________________________________________________________________________


________________________________________________________________________________
4. Address of principal executive office (number, street, city, state, zip code):

73 Tremont Street, Suite 1300, Boston, MA  02108-3915
________________________________________________________________________________

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable sate law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


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                          INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees of Manufacturers Investment Trust
Lifestyle Series Trusts:

We have examined management's assertion about the Manufacturers Investment Trust Lifestyle Series Trusts' (the "Trusts", comprised of the Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, and Lifestyle Conservative 280 Trusts) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the attached Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 9, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trusts' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trusts' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trusts' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 9, 1999, and with respect to agreement of security purchases and sales, for the period from May 11, 1999 (the date of our last examination) through August 9, 1999:

         *Confirmation of the number of shares of beneficial interest of the underlying trusts owned by each Trust and held by a securities depository which uses the book entry method of accounting for securities, Manufacturers Security Services, LLC without prior notice to management;

         *Reconciliation of all such shares of beneficial interest to the books and records of the Trusts and Manufacturers Security Services, LLC.; and

         *Agreement of selected security transactions by the Trusts of shares of beneficial interest of the underlying trusts since our last report from the books and records of the Trusts to confirmations from Manufacturers Security Services, LLC.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Trusts' compliance with specified requirements.


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In our opinion, management's assertion that the Trusts were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the aforementioned Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 9, 1999 with respect to securities reflected in the investment accounts of the Trusts is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Trusts and the Securities and Exchange Commission and should not be used for any other purpose.

                                                PricewaterhouseCoopers LLP


Boston, Massachusetts
August 30, 1999


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                               STAFF REPLY LETTER


RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT


OUR REF. NO. 92-237-CC
FRANKLIN INVESTORS SECURITIES TRUST
FILE NO. 811-4986


       Your letter of April 15, 1992, requests our assurance that we would not recommend any enforcement action to the Commission if Franklin Investors Securities Trust (the "Trust"), a series investment company, acts as custodian for one of its series, Franklin Adjustable Rate Securities Fund ("Adjustable"), in the manner described in your letter, without strictly complying with paragraphs (b), (e), and (f) of Rule 17f-2 of the Investment Company Act of 1940 (the "1940 Act").!1

       The Trust is a registered, open-end investment company, and Adjustable is a series of the Trust. Adjustable invests all of its assets exclusively in shares of Adjustable Rate Securities Portfolio ("ARSP"), another registered, open-end investment company. Franklin Administrative Services, Inc. ("FAS"), a registered transfer agent under Section 17A of the Securities Exchange Act of 1934 (the "1934 Act"), serves as transfer agent for both Adjustable and ARSP. The Trust proposes to maintain Adjustable's portfolio of ARSP shares in the book-entry system of FAS. You state that the Trust, through its series Adjustable, will be subject to Rule 17f-2 because FAS is an affiliated person of Adjustable.!2

       You state that it would be difficult and, perhaps, impossible for the Trust to maintain ARSP securities in the safekeeping of a vault or other depository maintained by a bank, as required by Rule 17f-2(b). ARSP does not issue certificated shares, except upon request, and Adjustable does not intend to request ARSP to issue certificates. Consequently, the Trust will not have actual physical possession of any of Adjustable's shares of ARSP. In lieu of strict compliance with Rule 17f-2(b), you propose that the Trust rely on Section 17(f) of the 1940 Act and Rule 17f-4 thereunder by treating FAS as a securities depository.

       Rule 17f-4 authorizes a registered, open-end management investment company or its custodian to deposit securities, under certain conditions, in a clearing agency registered under Section 17A of the 1934 Act that acts as a securities depository. Rule 17f-4(c) specifies the conditions under which an investment company itself may deposit its securities in a clearing agency that acts as a securities depository, while Rule 17f-4(d) specifies the conditions under which an investment company's custodian may make such deposits.

       Although FAS is not a registered clearing agency, you assert that it is functionally equivalent to one in its role as a transfer agent. You point out that the staff has permitted open-end investment companies that invest in uncertificated shares of other funds to maintain custody of those shares with the transfer agents of the underlying funds.!3 In those letters, the investment companies' custodians maintained the underlying funds' shares with unaffiliated third parties. The Trust's situation is distinguishable, however, for two principal reasons. First, the Trust proposes to maintain its securities directly with FAS, rather than through a custodian. Second, the Trust proposes to maintain its securities with an affiliated person rather than with an independent third party.

       To address these differences, the Trust will comply with Rule 17f-4(c) in the following manner: (i) maintaining a system that is reasonably designed to prevent unauthorized officers' instructions and which will provide, at least, for the form, content, and means of giving, recording and reviewing the instructions; (ii) requiring FAS, upon ceasing to act as transfer agent for ARSP, to deliver Adjustable's shares of ARSP to the successor clearing agency, custodian, or safekeeper; and (iii) causing its Board of Trustees to approve the arrangement with FAS and review it at least annually.!4 In addition, the Trust will implement procedures derived from paragraphs (2), (3), and (4) of Rule 17f-4(d), respectively, by requiring FAS to: (i) maintain a segregated account representing only assets held for Adjustable; (ii) send to Adjustable copies of all confirmations of any transfers to or from the account of Adjustable; and
(iii) send to Adjustable reports regarding FAS's system of internal accounting control as Adjustable may reasonably request from time to time.!5

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       With respect to Rule 17f-2(e), you state that since Adjustable will not deposit or withdraw securities from FAS, strict compliance with the rule is not practical. You point out, however, that the staff has permitted investment companies, deemed to have self-custody, to deposit the securities of the funds in which they invest with the underlying funds' transfer agents, without strict compliance with the notation requirements under Rule 17f-2(e).!6 The staff's position was based, in particular, on the following representations: (i) limitations on the number of persons authorized to transmit instructions to the transfer agents; (ii) use of passwords to insure that only properly authorized persons can transmit instructions; (iii) the transfer agents' transmission of confirmation of each transaction to persons employed by the investment companies other than those persons who transmit investment instructions to the investment companies; and (iv) internal accounting controls that subject all confirmations from the transfer agents to daily proof against the investment companies' transaction authorizations. You represent that the Trust will comply with each of these conditions.!7

       Finally, with respect to paragraph (f) of Rule 17f-2, you state that verification of ARSP securities through physical examination by the Trust's independent accountant is impossible. Instead, you propose that the Trust's independent accountants conduct their examinations by comparing FAS's transfer agent account records with the book records of Adjustable and ARSP, and reconciling any differences. The Trust's independent accountants will perform at least three verifications of Adjustable's investments, at least two of which will be performed without prior notice to the Trust. You note that the staff has permitted such verifications in the past.!8

       On the basis of the facts and representations in your letter and without necessarily agreeing with your legal analysis, we would not recommend any enforcement action to the Commission if the Trust maintains Adjustable's securities of ARSP in the book-entry system of FAS as described in your letter. Because this response is based on the facts and representations in your letter, you should note that different facts or representations might require a different conclusion. Moreover, this response only expresses the Division's position on enforcement action and does not purport to express any legal conclusions on the questions presented.

JOHN K. CARTER
ATTORNEY



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!1Investment companies and their transfer agents are specifically excluded from the definition of a "clearing agency" under Section 3(a)(23)(B)(v) and (vi) of the Securities Exchange Act of 1934, and therefore are not required to register as such with the Commission.

!1Rule 17f-2 sets forth conditions under which a registered management investment company may maintain custody of its securities. Paragraphs (b), (e), and (f) of the rule, respectively, generally provide as follows:

(1) securities must be kept in a vault or other depository maintained by a bank or other company whose functions and physical facilities are supervised by federal or state authorities;

(2) every person depositing or withdrawing securities from a qualified depository or when ordering their withdrawal and delivery must sign a notation, including (i) the date and time of each deposit, withdrawal, or order, (ii) the title and amount of the securities deposited, withdrawn, or ordered and identification by certificate numbers or otherwise, (iii) the manner of acquisition of the securities deposited or the purpose for which they have been withdrawn, and (iv) if withdrawn and delivered to another person the name of such person; and

(3) an investment company's independent accountant must make a complete examination of the securities and similar investments that the investment company maintains at least three times annually, at least two of which will be performed without prior notice to the investment company.

!2Telephone conversation with Mr. Bruce Leto, counsel to the Trust (September 21, 1992). See, e.g., The Mutual Fund Group (pub. avail. Dec. 12, 1989) (investment company whose investment adviser is also the company's subcustodian is subject to Rule 17f-2); Pegasus Income and Capital Fund, Inc. (pub. avail. Dec. 1, 1977) (any arrangement between an investment company and its adviser bank where the bank provides custodial or depository services is subject to Rule 17f-2).

!3See, e.g., American Pension Investors Trust (pub. avail. Feb. 1, 1991); FundVest (pub. avail. Nov. 21, 1984) (collectively, the "FundVest Letters"). The staff's responses in the FundVest Letters was conditioned on the following representations, most of which appear to be derived from Rule 17f-4(d):

1. The investment company would maintain a system that is reasonably designed to prevent an unauthorized officer's instructions and that would provide, at least, for the form, content and means of giving, recording, and reviewing instructions.

2. The custodian would maintain the securities directly with the transfer agents of underlying funds in a separate account in its name.

3. The transfer agents would maintain segregated accounts representing any assets held for the custodian.

4. The custodian would send to the investment company copies of all confirmations received from the transfer agents of any transfers to or from the account of the investment company.

5. The custodian would send to the investment company reports regarding the custodian's system of internal accounting control as the investment company may reasonably request from time to time.

6. The investment company, by resolution of its board of directors/trustees, would approve the arrangement and the board would review it at least annually.

Cf. United States Trust Company of New York (pub. avail. Apr. 16, 1992) (the staff permitted unit investment trusts that invested in uncertificated shares of open-end investment companies to maintain custody of those shares with the transfer agents of the underlying funds).

!4Telephone conversation with Mr. Leto (September 18, 1992).

!5These procedures are identical to representations (3), (4), and (5) in the FundVest Letters. See supra note 3.


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!6See Gardner Fund (pub. avail. Feb. 5, 1988) ("Gardner"); AmeriTrust's
Collective Investment Retirement Fund (pub. avail. Nov. 23, 1987).

!7Telephone conversation with Mr. Leto (September 18, 1992).

!8See Gardner, supra; The Rodney Square Fund (pub. avail. June 15, 1987).


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        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                      OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Manufacturers Investment Trust, Lifestyle Series Trusts (the "Trusts", comprising of the Lifestyle Aggressive 1000, Lifestyle Growth 820, Lifestyle Balanced 640, Lifestyle Moderate 460, and Lifestyle Conservative 280 Trusts), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (as interpreted in the attached Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trusts' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 (as interpreted in the attached Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 9, 1999 and from May 11, 1999, through August 9, 1999.

Based on this evaluation, we assert that the Trusts were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the attached Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of August 9, 1999 and from December 31, 1998, through May 11, 1999, with respect to securities reflected in the investment account of the Trusts.





Manufacturers Investment Trust, Lifestyle Series Trusts

/s/ GORDON SHONE               Date: 8/30/99
----------------
Gordon Shone
Assistant Treasurer
Manufacturers Investment Trust